Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-258270

PRICING SUPPLEMENT NO. 5 Dated August 9, 2023

(To Prospectus Dated July 29, 2021 and

  Prospectus Supplement Dated July 29, 2021)

McDONALD’S CORPORATION

Medium-Term Notes

(Fixed Rate Notes)

Due From One Year to 60 Years From Date of Issue

The following description of the terms of the Notes offered hereby supplements, and, to the extent inconsistent therewith, replaces, the descriptions included in the Prospectus and Prospectus Supplement referred to above, to which descriptions reference is hereby made.

Principal Amount:	USD 800,000,000

Issue Price:	99.721% of the principal amount of the Notes

Original Issue Date:	August 14, 2023 (T+3)[1]

Stated Maturity:	August 14, 2053

Interest Rate:	5.450% per annum

Interest Payment Dates:	February 14 and August 14 of each year, beginning February 14, 2024

[Applicable only if other than February 15 and August 15 of each year]

Regular Record Dates:	January 30 and July 30 of each year, as the case may be

[Applicable only if other than February 1 and August 1 of each year]

Form:	☒ Book-Entry ☐ Certificated

Specified Currency:

[Applicable only if other than U.S. dollars]

Option to Receive Payments in Specified Currency: ☐ Yes ☐ No

[Applicable only if Specified Currency is other than U.S. dollars and if Note is not in Book Entry form]

Authorized Denominations:

[Applicable only if other than U.S. $1,000 and increments of U.S. $1,000, or if Specified Currency is other than U.S. dollars]

[1]	It is expected that delivery of the Notes will be made against payment therefor on or about August 14, 2023, which will be the third business day following the date of pricing of the Notes, or “T+3.” Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the United States secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Each purchaser should consult their own advisor.

Method of Payment of Principal:

[Applicable only if other than immediately available funds]

Optional Redemption:	☐	The Notes cannot be redeemed prior to Stated Maturity.

☒	The Notes can be redeemed in whole or in part at any time prior to Stated Maturity at the option of McDonald’s Corporation (the “Company”) as set forth below.

Optional Redemption Dates:	At any time prior to Stated Maturity at the option of the Company as set forth below.

Redemption Prices:

☐	The Redemption Price shall initially be % of the principal amount of the Note to be redeemed and shall decline at each anniversary of the initial Optional Redemption Date by % of the principal amount to be redeemed until the Redemption Price is 100% of such principal amount; provided, however, that if this Note is an Original Issue Discount Note, the Redemption Price shall be the Amortized Face Amount of the principal amount to be redeemed.

☒	Other: Prior to February 14, 2053 (the “Par Call Date”), the Company may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)	(a) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, less (b) interest accrued to the redemption date, and

(2)	100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, the Company may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon to the redemption date.

“Treasury Rate” means, with respect to any redemption date, the yield determined by the Company in accordance with the following two paragraphs.

The Treasury Rate shall be determined by the Company as of 4:15 p.m., New York City time (or as of such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear as of such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily) - H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, the Company shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the Par Call Date (the “Remaining Life”); (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than the Remaining Life and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third business day preceding the redemption date H.15 TCM is no longer published, the Company shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding the redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the Par Call Date. If there is no United States Treasury security maturing on the Par Call Date but there are two or more United States Treasury securities with a maturity date equally distant from the Par Call Date – one with a maturity date preceding the Par Call Date and one with a maturity date following the Par Call Date – the Company shall select the United States Treasury security with a maturity date preceding the Par Call Date. If there are two or more United States Treasury securities maturing on the Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, the Company shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time on the second business day preceding the redemption date. For purposes of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices for such United States Treasury security (expressed as a percentage of principal amount and rounded to three decimal places) at 11:00 a.m., New York City time, on the second business day preceding the redemption date.

The Company’s actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error, and the trustee shall have no duty to confirm or verify any such determination.

Unless the Company defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Notes or portions thereof called for redemption.

Sinking Fund:	☒	The Notes are not subject to a Sinking Fund.

☐	The Notes are subject to a Sinking Fund.

Sinking Fund Dates:

Sinking Fund Amounts:

Amortizing Note:	☐ Yes ☒ No

Amortizing Schedule:

Outstanding Balance
Repayment Date	Repayment Amount	Following Repayment Amount

Optional Repayment:	☐ Yes ☒ No

Optional Repayment Dates:

Optional Repayment Prices:

Original Issue Discount Note:	☐ Yes ☒ No

Total Amount of OID:

Yield to Stated Maturity:

Initial Accrual Period OID:

Calculation Agent (if other than Principal Paying Agent):

Agents’ Discount:	0.875% of the principal amount of the Notes

Net proceeds to Company:	98.846% of the principal amount of the Notes

Agents’ Capacity:	☐ Agent ☒ Principal

Agents:

Joint Bookrunners:	Citigroup Global Markets Inc.
Goldman Sachs & Co. LLC
Truist Securities, Inc.
Wells Fargo Securities, LLC
Mizuho Securities USA LLC
PNC Capital Markets LLC
U.S. Bancorp Investments, Inc.

Co-Managers:	ANZ Securities, Inc.
Barclays Capital Inc.
BNP Paribas Securities Corp.
BofA Securities, Inc.
Commerz Markets LLC
Credit Agricole Securities (USA) Inc.
HSBC Securities (USA) Inc.
ING Financial Markets LLC
J.P. Morgan Securities LLC
MUFG Securities Americas Inc.
Rabo Securities USA, Inc.
RBC Capital Markets, LLC
SG Americas Securities, LLC
Standard Chartered Bank
TD Securities (USA) LLC
UniCredit Capital Markets LLC
Westpac Capital Markets, LLC
AmeriVet Securities Inc.
Blaylock Van, LLC
Cabrera Capital Markets, LLC

CastleOak Securities, L.P.
Drexel Hamilton, LLC
Independence Point Securities LLC
Penserra Securities LLC

CUSIP:	58013M FW9

ISIN:	US58013M FW91

Plan of Distribution to Agents:

Agent	Principal Amount
Citigroup Global Markets Inc.	$152,000,000
Goldman Sachs & Co. LLC	148,000,000
Truist Securities, Inc.	148,000,000
Wells Fargo Securities, LLC	148,000,000
Mizuho Securities USA LLC	36,000,000
PNC Capital Markets LLC	36,000,000
U.S. Bancorp Investments, Inc.	36,000,000
ANZ Securities, Inc.	4,000,000
Barclays Capital Inc.	4,000,000
BNP Paribas Securities Corp.	4,000,000
BofA Securities, Inc.	4,000,000
Commerz Markets LLC	4,000,000
Credit Agricole Securities (USA) Inc.	4,000,000
HSBC Securities (USA) Inc.	4,000,000
ING Financial Markets LLC	4,000,000
J.P. Morgan Securities LLC	4,000,000
MUFG Securities Americas Inc.	4,000,000
Rabo Securities USA, Inc.	4,000,000
RBC Capital Markets, LLC	4,000,000
SG Americas Securities, LLC	4,000,000
Standard Chartered Bank	4,000,000
TD Securities (USA) LLC	4,000,000
UniCredit Capital Markets LLC	4,000,000
Westpac Capital Markets, LLC	4,000,000
AmeriVet Securities Inc.	4,000,000
Blaylock Van, LLC	4,000,000
Cabrera Capital Markets, LLC	4,000,000
CastleOak Securities, L.P.	4,000,000
Drexel Hamilton, LLC	4,000,000
Independence Point Securities LLC	4,000,000
Penserra Securities LLC	4,000,000
Total	$800,000,000

Additional Information Regarding Agents:

Standard Chartered Bank will not effect any offers or sales of any notes in the U.S. unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

Modification of Prospectus Supplement, dated July 29, 2021

The Prospectus Supplement, dated July 29, 2021, is modified as follows:

(1)	Marketing Legends: The text appearing on pages S-ii and S-iii shall be replaced in its entirety with the following six paragraphs:

None of this prospectus supplement, the accompanying prospectus and any related pricing supplement is a prospectus for the purposes of the Prospectus Regulation (as defined below). This prospectus supplement, the accompanying prospectus and any related pricing supplement have been prepared on the basis that any offer of notes in any Member State of the European Economic Area (the “EEA”) will only be made to a legal entity which is a qualified investor under the Prospectus Regulation (“EEA Qualified Investors”). Accordingly any person making or intending to make an offer in any Member State of notes that are the subject of the offering contemplated in this prospectus supplement, the accompanying prospectus and any related pricing supplement may only do so with respect to EEA Qualified Investors. Neither we nor the agents have authorized, nor do we or they authorize, the making of any offer of notes in the EEA other than to EEA Qualified Investors. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129, as amended.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS — The notes are not intended to be offered, sold or otherwise made available, and should not be offered, sold or otherwise made available, to any retail investor in the EEA. For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97, as amended (the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation. Consequently, no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”), for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

None of this prospectus supplement, the accompanying prospectus and any related pricing supplement is a prospectus for the purposes of the UK Prospectus Regulation (as defined below). This prospectus supplement, the accompanying prospectus and any related pricing supplement have been prepared on the basis that any offer of notes in the United Kingdom will only be made to a legal entity which is a qualified investor under the UK Prospectus Regulation (“UK Qualified Investors”). Accordingly any person making or intending to make an offer in the United Kingdom of notes that are the subject of the offering contemplated in this prospectus supplement, the accompanying prospectus and any related pricing supplement may only do so with respect to UK Qualified Investors. Neither we nor the agents have authorized, nor do we or they authorize, the making of any offer of notes in the UK other than to UK Qualified Investors. The expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020 (the “EUWA”).

The communication of this prospectus supplement, the accompanying prospectus, any related pricing supplement and any other document or materials relating to the notes is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. This prospectus supplement, the accompanying prospectus, any related pricing supplement and such other documents and/or materials are for distribution only to persons who (i) have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Financial Promotion Order")), (ii) fall within Article 49(2)(a) to (d)  of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as "relevant persons"). This prospectus supplement, the accompanying prospectus, any related pricing supplement and any other document or materials relating to the notes are directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which prospectus supplement, the accompanying prospectus, any related pricing supplement and any other document or materials relates will be engaged in only with relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus supplement, the accompanying prospectus, any related pricing supplement and any other document or materials relating to the notes or any of their contents.

PROHIBITION OF SALES TO UK RETAIL INVESTORS — The notes are not intended to be offered, sold or otherwise made available, and should not be offered, sold or otherwise made available, to any retail investor in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law of the United Kingdom by virtue of the EUWA; (ii) a customer within the meaning of the provisions of the FSMA, and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law of the United Kingdom by virtue of the EUWA (“UK MiFIR”); or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law of the United Kingdom by virtue of the EUWA. Consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law of the United Kingdom by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation.

MIFID II/ UK MIFIR PRODUCT GOVERNANCE / TARGET MARKET — The pricing supplement in respect of any notes may include a legend entitled “MiFID II Product Governance” and/or “UK MiFIR Product Governance”, as applicable, which will outline the target market assessment in respect of the notes and which channels for distribution of the notes are appropriate. Any person subsequently offering, selling or recommending the notes (a “distributor”) should take into consideration the target market assessment. However, a distributor subject to MiFID II and/or the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”), as applicable, is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the target market assessment) and determining appropriate distribution channels. A determination will be made in relation to each issue about whether, for the purpose of the MiFID Product Governance rules under EU Delegated Directive 2017/593, as amended (the “MiFID Product Governance Rules”), and/or the UK MiFIR Product Governance Rules, as applicable, any agent subscribing for any notes is a manufacturer in respect of such notes, but otherwise neither the agents nor any of their respective affiliates will be a manufacturer for the purpose of the MiFID Product Governance Rules and/or the UK

MiFIR Product Governance Rules, as applicable. We make no representation or warranty as to any manufacturer’s or distributor’s compliance with the MiFID Product Governance Rules and/or the UK MiFIR Product Governance Rules, as applicable. We make no representation or warranty as to any manufacturer’s or distributor’s compliance with the MiFID Product Governance Rules or the UK MiFIR Product Governance Rules, as applicable.

(2)	Plan of Distribution: The text under “Plan of Distribution” is amended as follows:

(a)	The text appearing under the subheading “Prohibition of Sales to EEA Retail Investors” on page S-50 shall be replaced in its entirety with the following:

Prohibition of Sales to EEA Retail Investors

Each agent has represented and agreed, and each further agent appointed under the Distribution Agreement will be required to represent and agree, that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available, any notes which are the subject of the offering contemplated by this prospectus supplement as completed by the pricing supplement in relation thereto to any retail investor in the EEA. For the purposes of this provision:

(a)	the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (11) of Article 4(1) of MiFID II;

(ii)	a customer within the meaning of the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)	not a qualified investor as defined in the Prospectus Regulation; and

(b)	the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes.

(b)	The text appearing under the subheading “Prohibition of Sales to United Kingdom Retail Investors” on page 51 shall be replaced in its entirety with the following:

Prohibition of Sales to United Kingdom Retail Investors

Each agent has represented and agreed, and each further agent appointed under the Distribution Agreement will be required to represent and agree, that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any notes to any retail investor in the United Kingdom. For the purposes of this provision:

(a)           the expression “retail investor” means a person who is one (or more) of the following:

(i)           a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law of the United Kingdom by virtue of the EUWA;

(ii)          a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of UK MiFIR; or

(iii)         not a qualified investor as defined in Article 2 of the UK Prospectus Regulation; and

(b)           the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes.